                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECITON 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year ended December 31, 2000


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________



                        Commission File Number: 000-21553


                METROPOLITAN FINANCIAL CORP. STOCK PURCHASE PLAN
                            (Full title of the Plan)


                          METROPOLITAN FINANCIAL CORP.
                           22901 Mill Creek Boulevard
                            Highland Hills, OH 44122
                                 (216) 206-6000
             (Name of issuer of the securities held pursuant to the
                    plan and address of its principal office)



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                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

        1.       Independent Auditors' Report

        2.       Statement of Net Assets Available for Benefits

        3.       Statement of Changes in Net Assets Available for Benefits

        4.       Notes to Financial Statements

        5. Schedule of Assets Held for Investment Purposes at the End of the Year

Exhibits.  The following exhibit is filed as part of this annual report:

         Exhibit 23 - Consent of Crowe, Chizek and Company LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the employee benefit plan has fully caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 METROPOLITAN FINANCIAL CORP.
                                 STOCK PURCHASE PLAN

                                 By:    METROPOLITAN BANK AND
                                        TRUST COMPANY, Trustee



                                 By:   /s/ Donald F. Smith
                                      --------------------
                                        Donald F. Smith, Executive Vice
                                        President and Chief Financial Officer

Date: April 30, 2001
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                          METROPOLITAN FINANCIAL CORP.

                               STOCK PURCHASE PLAN
                           December 31, 2000 and 1999





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                          METROPOLITAN FINANCIAL CORP.
                              STOCK PURCHASE PLAN
                           December 31, 2000 and 1999


                                    CONTENTS






Report of Independent Accountants .......................................... 1

Statements of Net Assets Available for Plan Benefits - As of
  December 31, 2000 and 1999 ............................................... 2

Statements of Changes in Net Assets Available for Plan Benefits - For the
  Years Ended December 31, 2000 and 1999 ................................... 3

Notes to Financial Statements .............................................. 4

Supplemental Schedule ...................................................... 7




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                         REPORT OF INDEPENDENT AUDITORS


The Administrative Committee of
Metropolitan Financial Corp.
Highland Hills, Ohio


We have audited the accompanying statements of net assets available for plan benefits of the Metropolitan Financial Corp. Stock Purchase Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   Crowe, Chizek and Company LLP

Cleveland, Ohio
April 4, 2001




                                                                              1.
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                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

                                                              2000        1999
                                                             -------     -------
ASSETS

Metropolitan Financial Corp. common stock
  (Cost 2000 - $182,734 ,1999 - $43,880)                     $99,750     $33,080

Cash                                                             201       8,359
                                                             -------     -------

         Total assets                                         99,951      41,439
                                                             -------     -------


LIABILITIES

Payable to Plan members for excess contributions                --          --
                                                             -------     -------

Net assets available for Plan benefits                       $99,951     $41,439
                                                             =======     =======



   The accompanying notes are an integral part of these financial statements.


                                                                              2.
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                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

                                                            2000         1999
                                                            ----         ----

Sources of assets:

Contributions -
     Members                                             $ 129,863    $  50,044
     Employer                                                7,265        2,195
Depreciation in market value of investments                (72,184)     (10,800)
                                                         ---------    ---------

         Total sources of assets                            64,944       41,439

Applications of assets:

Distributions to members for terminations,
   withdrawals and excess contributions                      6,432            -
                                                         ---------    ---------

         Total applications of assets                        6,432            -
                                                         ---------    ---------

Net increase in net assets available for Plan benefits      58,512       41,439

Net assets available for Plan benefits:

     Beginning of year                                      41,439            -
                                                         ---------    ---------

     End of year                                         $  99,951    $  41,439
                                                         =========    =========


   The accompanying notes are an integral part of these financial statements.



                                                                              3.
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                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

The Metropolitan Financial Corp. Stock Purchase Plan (the Plan) is a contributory stock purchase plan established September 1, 1999 by Metropolitan Financial Corp. (MFC), the plan sponsor, to allow employees and directors of MFC and its subsidiaries to invest in common stock of MFC. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All employees and Directors of MFC and its subsidiaries who desire to purchase shares of the Common Stock of MFC through payroll deductions or individual contributions in accordance with the terms and conditions of this Plan are eligible for the Plan. MFC offers all eligible Participants the opportunity to purchase shares of stock at 95% of the then current market value of the stock.

The Plan is administered by the Trust department of Metropolitan Bank and Trust Company ("MB&T") as (the Plan Administrator) appointed by MFC. Plan assets are held in trust by MB&T as Trustee (the Trustee) under the overall direction of the Plan Administrator. Cash contributions by both members and MFC are invested in MFC common stock. The assets of the Plan are allocated among accounts established for each member. Income is allocated proportionately among the members' accounts based upon their respective account balances.

The shares credited to the account of each member for MFC contributions are determined on the basis of the member's proportionate share of total member contributions. Shares may be distributed upon retirement, death or permanent disability, and provision is also made for distribution in the event of termination.

                                   (Continued)


                                                                              4.
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                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIC OF ACCOUNTING: The financial statements of the Plan have been prepared utilizing the accrual basis of accounting, primarily from data submitted to the Plan Administrator by the Trustee.

INVESTMENT IN MFC STOCK: Investments in MFC common stock are presented at market value. Market value is based upon the last reported sales price on the last business day of the Plan year. All security transactions are recorded as of the trade date.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

TRUST MANAGEMENT: Under the terms of a trust agreement between the Trustee and MFC, the Trustee manages a trust (the Trust) on behalf of the Plan. The investments, and changes therein, of this Trust have been reported to the Plan by the Trustee as having been determined through the use of market values for all assets of the Trust. Security transactions are recorded on a trade-date basis. The cost of shares distributed is based on average cost.

COST AND EXPENSES: The Trust Department of MFC provides the service of purchasing shares for Plan participants at no cost. MFC will pay the brokerage commissions, if any, on shares purchased.


NOTE 3 - UNREALIZED APPRECIATION OF INVESTMENTS

The Plan carried its investment in MFC securities at market value. Unrealized appreciation represents the excess of such market value over the aggregate cost of the investments and is summarized, as follows:

                                                         Year Ended December 31,
                                                            2000        1999
                                                            ----        ----

Net unrealized appreciation (depreciation)
  at beginning of year                                    $(10,800)   $      -

Increase (decrease) in market value of
  investments during the year                              (72,184)    (10,800)
                                                          --------    --------

Net unrealized appreciation (depreciation) at end of year $(82,984)   $(10,800)
                                                          ========    ========


                                   (Continued)



                                                                              5.
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                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 4 - DISTRIBUTIONS TO MEMBERS

Upon withdrawal from the Plan, distributions are made to members (or the beneficiary in the case of death) after receipt of written consent from the member. Distributions are made in whole shares of stock, with fractional shares payable in cash.

NOTE 5 - INCOME TAX STATUS

The Plan is not qualified under Section 401 of the IRC and therefore income earned by the trust holding the plan's assets is not exempt from federal income taxes. As a non-qualified plan, the Plan has not applied for or received an IRS determination letter.

Participant contributions to the Plan are made on an after-tax basis. However, Employer contributions and certain earnings, including dividends and gain or loss from the sale of securities realized by the Plan, must be reported as income by participants annually. The participants' Employer and/or the Plan trustee will notify each participant as to the annual amount to be reported as taxable income. Therefore, no provision for income taxes is included in the accompanying financial statements.





                                                                              6.
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                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                       ASSETS HELD FOR INVESTMENT PURPOSES
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


                                                        December 31, 2000
                                                        -----------------

                                                    Number                Market
Description of Asset                              of Shares    Cost       Value
--------------------                              ---------    ----       -----

Metropolitan Financial Corp. common stock           42,000   $182,734   $ 99,750

Cash and cash equivalents                                    $    201   $    201



                                                        December 31, 1999
                                                        -----------------

                                                    Number                Market
Description of Asset                              of Shares    Cost       Value
--------------------                              ---------    ----       -----

Metropolitan Financial Corp. common stock            7,351   $ 43,880   $ 33,080

Cash and cash equivalents                                    $  8,359   $  8,359












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